UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

A. M. CASTLE & CO.
(Exact Name of Registrant as Specified in its Charter)

Maryland	001-05415	36-0879160
(State or Other Jurisdiction of	(Commission File No.)	(I.R.S. Employer Identification No.)
Incorporation or Organization )

1420 Kensington Road, Suite 220 Oak Brook, Illinois 60523
(Address of Principal Executive Offices)

Marec E. Edgar Vice President, General Counsel & Secretary (847) 455-7111
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Introduction
A.M. Castle & Co. (herein referred to as the “Company,” “we,” “us,” or “our”) is a specialty metals and plastics distribution company serving customers on a global basis. The Company provides a broad range of products and value-added processing and supply chain services to a wide array of customers, principally within the producer durable equipment, oil and gas, aerospace, heavy industrial equipment, industrial goods, construction equipment, retail, marine, and automotive sectors of the global economy.
In August 2012, the U.S. Securities and Exchange Commission (the “SEC”) issued final rules implementing the provisions of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). As a result of these SEC rules, we are required to make disclosures regarding whether certain minerals, consisting of gold or columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are initially limited to tantalum, tin, and tungsten (collectively, “3TG”), used to manufacture our products originated in the Democratic Republic of Congo (“DRC”) or its adjoining countries (together with the DRC, the “Covered Countries”).
We support the objectives of the conflict minerals section of the Dodd-Frank Act. Our goal is to work collaboratively with companies throughout our supply chain to encourage practices that support responsible sourcing of conflict free minerals. Our standard supplier qualification and evaluation procedure includes mandatory documentation requirements indicating materials supplied to us are and will be DRC conflict free. No suppliers will be approved or re-approved in the absence of such documentation. We include a requirement in our standard purchase terms that all materials must be free of conflict minerals in accordance with the Dodd-Frank Act. In addition, we adopted a Conflict Minerals Statement setting forth our commitment to these business practices.
Description of Reasonable Country of Origin Inquiry
Because 3TG are necessary to the functionality or production of some of our products, we conducted a reasonable country of origin inquiry that we believe is reasonably designed to determine whether any of the 3TG used to manufacture our products originated in the Covered Countries. This process was informed by the principles set forth in the framework established by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.
An internal Company team conducted a survey of vendors that comprised substantially all of our purchases of the relevant commodities (as measured by dollar value of purchases) during the period covered by this report. The Company utilized a form of supplier certification that included questions regarding the sources of all materials supplied to us as well as certifications regarding all of the materials each such supplier will supply to us in the future. In certain cases, suppliers provided certifications on their own preferred forms that were acceptable to us. We received responses from substantially all of the suppliers that we surveyed.
Conclusion Based on Reasonable Country of Origin Inquiry
Based on this reasonable country of origin inquiry, we have no reason to believe that the necessary 3TG supplied to us during the year ended December 31, 2013, may have originated in the Covered Countries or may not be from recycled or scrap sources.
A copy of this Conflict Minerals Disclosure is publicly available at http://www.amcastle.com/investors/corporate-sec-filings/corporate-sec-filings-current.aspx#2014. The website and information accessible through it are not incorporated into this specialized disclosure report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

A.M. CASTLE & CO.

May 30, 2014	By:	/s/ Marec E. Edgar
Marec E. Edgar
Vice President, General Counsel & Secretary

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